SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 30, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE
September 30, 2015

Nokia Board of Directors resolved on a directed share issuance to Nokia employees participating in the Employee Share Purchase Plan 2014

Nokia Corporation

Stock Exchange Release

September 30, 2015 at 13:15 (CET +1)

Nokia Board of Directors resolved on a directed share issuance to Nokia employees participating in the Employee Share Purchase Plan 2014

Espoo, Finland - Nokia announced that Nokia’s Board of Directors has resolved on a directed issuance of a maximum amount of 141 581 Nokia shares (NOKIA) held by the company to Nokia employees participating in the Employee Share Purchase Plan 2014. The one-year cycle of the Employee Share Purchase Plan 2014 ended on July 31, 2015.

Under the terms and conditions of the Employee Share Purchase Plan 2014 Nokia will offer one matching share for every two shares purchased under the plan which the participant still held as at July 31, 2015. The shares are issued without consideration. As the issued shares are held by the company, the total number of the company’s outstanding shares does not change as a consequence of the share issuance. The shares will be delivered to the employees in October 2015.

The Board of Directors approved the launch of the Employee Share Purchase Plan 2014 as part of the Nokia Equity Program 2014 on February 14, 2014 to encourage employee share ownership, commitment and engagement. The resolution to issue shares is based on the authorization granted to the Board by the Annual General Meeting on May 5, 2015.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. http://www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated September 30, 2015:

Nokia Board of Directors resolved on a directed share issuance to Nokia employees participating in the Employee Share Purchase Plan 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal